ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-204908

Dated August 20, 2015

Media release

Media release: August 20, 2015

UBS DECLARES QUARTERLY COUPON PAYMENT ON EXCHANGE-TRADED NOTE: AMU

New York, August 20, 2015 – UBS Investment Bank today announced a coupon payment for the ETRACS Alerian MLP Index ETN (NYSE Arca: “AMU”). The relevant coupon information is provided in the table below. For additional ETRACS information, go to www.etracs.com or download the ETRACS Full ETN List.

NYSE Ticker	ETN Name	Valuation Date	Ex- Date	Record Date	Payment Date	Coupon Amount	Payment Schedule	Current Yield* (annualized)

AMU	ETRACS Alerian MLP Index ETN	08/17/15	08/26/15	08/28/15	09/08/15	$0.3612	Quarterly	6.14%

*“Current Yield (annualized)” equals the current Coupon Amount, multiplied by four (to annualize such coupon), divided by the closing price of the ETN on its current Coupon Valuation Date, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

About ETRACS

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

●    Convenience of an exchange-traded security

●    Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

This communication is issued by UBS AG or an affiliate thereof (“UBS”). Products and services in this communication may not be available for residents of certain jurisdictions.

In the United States, this communication is issued by UBS Securities LLC (member FINRA, NYSE and SIPC) or UBS Financial Services Inc. (member FINRA and SIPC), subsidiaries of UBS AG, or solely to qualified US institutional investors by UBS AG or a subsidiary or affiliate thereof that is not registered as a US broker-dealer (a “non-US affiliate”). Transactions resulting from materials distributed by a non-US affiliate must be effected through UBS Securities LLC or UBS Financial Services Inc.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, or product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement, or applicable product supplement and pricing supplement, by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

UBS specifically prohibits the redistribution or reproduction of this communication in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2015. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Alerian MLP Index, Alerian MLP Total Return Index, AMZ, and AMZX are trademarks of Alerian and their use is granted under a license from Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

Media Enquiries

New York:	Azar Boehm	+1 212-713 3379

Notes to Editors

UBS is committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland, with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Its strategy centers on its Wealth Management and Wealth Management Americas businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. UBS’s strategy builds on the strengths of all of its businesses and focuses its efforts on areas in which it excels, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which it operates. Capital strength is the foundation of its success.

Headquartered in Zurich, Switzerland, UBS has offices in more than 50 countries, including all major financial centers, and approximately 60,000 employees. UBS Group AG is the holding company of the UBS Group. Under Swiss company law, UBS Group AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.